Quotient Limited

B1, Business Park Terre Bonne

Route de Crassier 13

1262 Eysins, Switzerland

August 22, 2018

VIA EDGAR

Dorrie Yale

Mail Stop 3010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	Request for Acceleration of Effectiveness

Quotient Limited

Registration Statement on Form S-3

(File No. 333-226800)

Dear Ms. Yale

Pursuant to Rule 461 under General Rules and Regulations under the Securities Act of 1933, as amended, Quotient Limited (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement be accelerated to 4:00 p.m., Eastern Time, on Friday, August 24, 2018, or as soon thereafter on such date as practicable. The Company also requests that the Securities and Exchange Commission (the “Commission”) confirm such effective date and time in writing.

In connection with this request for acceleration, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to Clifford Chance LLP, Attention: Per B. Chilstrom, 10 Upper Bank Street, London, E14 5JJ (fax: 44 20 7006 5555).

Very truly yours,

Quotient Limited

By:	/s/ Franz Walt
Name:	Franz Walt
Title:	Chief Executive Officer

cc:	Per B. Chilstrom, Clifford Chance LLP